EXHIBIT 11.     STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
Eli Lilly and Company and Subsidiaries

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
	(Dollars and shares in millions except per-share data)
BASIC
Net income	$958.8	$663.6	$2,023.1	$1,172.3

Average number of common shares outstanding	1,092.1	1,089.0	1,091.8	1,088.7
Contingently issuable shares	1.7	.6	2.0	1.0

Adjusted average shares	1,093.8	1,089.6	1,093.8	1,089.7

Basic earnings per share	$.88	$.61	$1.85	$1.08

DILUTED

Net income	$958.8	$663.6	$2,023.1	$1,172.3

Average number of common shares outstanding	1,092.1	1,089.0	1,091.8	1,088.7

Incremental shares — stock options and contingently issuable shares	1.7	.9	2.2	1.2

Adjusted average shares	1,093.8	1,089.9	1,094.0	1,089.9

Diluted earnings per share	$.88	$.61	$1.85	$1.08